Exhibit (h)(11)
AMENDMENT NO. 1 TO THE
MASTER FEEDER PARTICIPATION AGREEMENT
     This is Amendment No. 1 dated May 21, 2010 (the “Amendment”) to the Master Feeder Participation Agreement, between Henderson Global Funds, a Delaware statutory trust (the “Company”), on behalf of its series Henderson Money Market Fund (the “Feeder Fund”), and State Street Master Funds (the “Trust”), a trust organized under the common law of the Commonwealth of Massachusetts, on behalf of its series State Street Money Market Portfolio (the “Master Portfolio”), dated as of April 20, 2009 (the “Agreement”). All terms not defined herein shall have the meaning set forth in the Agreement.
     WHEREAS, the Feeder Fund desires to invest all of the its investable assets in the Master Portfolio in exchange for a beneficial interest in the Master Portfolio (the “Investment”) on the terms and conditions set forth in this Amendment and in the Agreement.
     WHEREAS, the parties hereto desire to amend the Agreement to reflect certain amendments to Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”).
     NOW, THEREFORE, in consideration of the foregoing, the mutual promises herein made and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree to amend and the Agreement as follows:
1.	Paragraph 3.2(e) shall be amended and restated to read as follows:

The Master Portfolio shall at all times effect redemptions of Interests in accordance with the 1940 Act and the rules and regulations thereunder, the Master Portfolio N-1A and the organizational documents of the Trust. Redemption requests, other than a withdrawal of the Feeder Fund’s entire investment in the Master Portfolio, typically will be effected in cash, but the Trust reserves the right to make redemptions of securities in kind as described in the Master Portfolio’s current Prospectus. The Master Portfolio shall use its best efforts to settle redemptions on the next business day following the receipt of the redemption request and if such next business day settlement is not practicable, will immediately notify the Feeder Fund of the anticipated settlement date, which shall in all events be a date permitted by the 1940 Act; provided that the Master Portfolio shall at all times settle redemptions in cash in an amount at least equal to ten percent (10%) of the outstanding securities of the Master Portfolio held by the Feeder Fund on the next business day following receipt of the redemption request.

2.	Paragraph 3.2(j) shall be added as follows:
To the extent that Rule 2a-7 requires reporting of any event to the Division of Investment Management of the Securities and Exchange Commission, the Master Portfolio shall provide notice of such event to the Feeder Fund prior to if possible, or promptly following, the provision of such notice.
     The terms of the Agreement are not otherwise affected, modified or terminated by this Amendment.
     IN WITNESS WHEREOF the parties hereto have caused this Amendment, consisting of two pages, to be executed by their duly authorized officers as the day and year first written above.

HENDERSON GLOBAL FUNDS, on		STATE STREET MASTER FUNDS, on
behalf of the Henderson Money Market		behalf of State Street Money Market
Fund		Portfolio

By:	/s/ Troy Statczar	By:	/s/ Ellen Needham
	Troy Statczar		Ellen Needham
	Treasurer		Vice President